MAJOR CREATIONS INC.

57113, 2020 Sherwood Drive

Sherwood Park, AB, Canada

T8A 5L7

Thursday, November 10, 2005

United States Securities and Exchange Commission

450 Fifth Street, N.W.,

Washington, D.C. 20549

Attention:   Mr. Edward M. Kelly, Senior Counsel

Re:

Major Creations Inc.

Registration Statement on Form SB-2/ Amendment No. 4

File Number: 333-122870

Dear Ms. Pamela Long:

This letter shall serve as the formal request of Major Creations Inc. that the effective date of the registration statement identified above (the “Registration Statement”) be accelerated to be effective as of 1:30 p.m., Eastern Time, Tuesday, November 15, 2005, or as soon thereafter as is practicable.

Major Creations Inc. hereby acknowledges that:

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Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.

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The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Major Creations from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

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Major Creations may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

Major Creations advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/ Stanley Major

President